Exhibit 99.4
Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto refers Ivanhoe’s Shareholder Rights Plan to arbitration
9 July 2010
Rio Tinto announced today that it has given notice to Ivanhoe Mines Ltd. that it has referred to arbitration Ivanhoe’s breaches of the Private Placement Agreement caused by its adoption of the Shareholders Rights Plan. Before its adoption, Rio Tinto advised Ivanhoe that the Rights Plan would breach Rio Tinto’s contractual rights. However, the board of Ivanhoe nonetheless adopted the Plan on April 6, 2010 over Rio Tinto’s strong objection.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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